SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Notice of 2011 Annual General Meeting

Notice of 2011
Annual General Meeting

Including Explanatory Notes and Proxy Form

To be held on:
Tuesday, 29 November 2011

10:30am (AEDT)
(registration commencing 15 minutes earlier)

At:
Giorgios Restaurant
1235 High Street
Armadale, Victoria

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

NOTICE OF 2011 ANNUAL GENERAL MEETING

Notice is hereby given that the 2011 Annual General Meeting of Prana Biotechnology Limited [ACN 080 699 065] (Company) will be held at Giorgios Restaurant, 1235 High Street, Armadale, Victoria on Tuesday, 29 November 2011 at 10.30am (AEDT), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of 2011 Annual General Meeting.

The Explanatory Notes and proxy form accompanying this Notice of 2011 Annual General Meeting are hereby incorporated in, and comprise part of, this Notice of 2011 Annual General Meeting.

Please note that recent changes to the Corporations Act 2001 (Cth) (Corporations Act) will apply to this meeting.  These changes could affect whether your proxy is able to vote your shares, particularly in relation to Resolution 2.

Please read this Notice of 2011 Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of 2011 Annual General Meeting.

BUSINESS

2011 Annual Financial Report

To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2011 (2011 Annual Report), comprising the Financial Report, the Directors’ Report, and the Auditor's Report.  At the meeting, a representative of the Company’s auditors, PricewaterhouseCoopers will be available to answer any questions of the shareholders of the Company (Shareholders).

 ORDINARY BUSINESS

Resolution 1: Re-election of Non-Executive Director – Mr Peter Marks

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

“That, Mr Peter Marks, a Non-Executive Director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company.”

Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of 2011 Annual General Meeting.

Resolution 2: Non-binding resolution to adopt the 2011 Remuneration Report

To consider, and if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That, Shareholders hereby adopt the 2011 Remuneration Report as published in the Directors’ Report section of the Company’s 2011 Annual Financial Report.”

Voting Exclusion Statement
Pursuant to section 250R of the Corporations Act, the Company will disregard all votes cast on Resolution 2 by, or on behalf of:
(a)	a member of the key management personnel (KMP), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2011; or
(a)	a closely related party of a KMP;
whether the votes are cast as a shareholder, proxy or in any other capacity.

However, the Company will not disregard a vote cast on Resolution 2 by a KMP or a closely related party of a KMP if:
(a)	it is cast as a proxy;
(b)	the proxy is appointed by writing that specifies how the proxy is to vote on the resolution proposed in Resolution 2; and
(c)	it is not cast on behalf of a KMP or a closely related party of a KMP.

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of key management personnel include its directors and certain senior executives.

A closely related party of a member of the key management personnel means any of the following:
•	a spouse, child or dependent of the member;
•	a child or dependent of the member's spouse;
•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;
•	a company the member controls; or
•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

The proxy form accompanying this Notice of 2011 Annual General Meeting contains detailed instructions regarding how to complete the proxy form if a shareholder wishes to appoint the chairperson of the meeting as his or her proxy.  You should read those instructions carefully.

Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of 2011 Annual General Meeting.

By the order of the Board

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited

Dated: 28 October 2011

The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of 2011 Annual General Meeting.

NOTES

Voting Entitlements

In accordance with section 1074E(2)(g) of the Corporations Act and Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a Shareholder’s voting entitlement at this meeting will be taken to be the entitlement of the person shown in the register of members as at 5.00p.m. on Friday, 25 November 2011.  Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

Proxies

•
A Shareholder entitled to attend and vote at this meeting is entitled to appoint a proxy (who need not be a Shareholder) to attend and vote in the Shareholder’s place.  A proxy form accompanies this Notice of 2011 Annual General Meeting for this purpose.

•	A proxy form must be signed by a Shareholder or his or her attorney and, in the case of a joint holding, by each of the joint holders.

•
Shareholders who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote at this meeting.  Shareholders wishing to appoint a second proxy should request an additional proxy form from the Company’s share registry – Computershare Investor Services Pty Limited.  Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise.  If no such proportion or number is specified, each proxy may exercise half of the votes.  Fractions of votes are to be disregarded.

•
Where a Shareholder appoints 2 proxies, on a show of hands neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

•
The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally.  If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution.

•	Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the chairperson of the meeting.

•	In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

•
To be effective, proxy forms (and the power of attorney or other authority (if any) under which it is signed (or an attested copy)) must be received by the Company at its registered office or delivered in person, by mail or by fax to the Company’s Share Registry’s office (details below).  Completed proxy forms must be received no later than 5.00p.m. on Friday, 25 November 2011.

•	Proxy forms should be sent to:
By Mail:
Prana Biotechnology Limited’s Registered Office
Suite 2, 1233
High Street, Armadale, Victoria, 3143
PO Box 8046
Armadale, Victoria, 3143

Alternatively you can fax your form to
+61 3 9824 8161

•
Proxies given by a corporation must be signed either under seal or under the hand of a duly authorised attorney.  In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by two directors or a director and a company secretary, or for a proprietary company that has a sole director who is also a company secretary, that director.

If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:
a)	appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act; and

b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

Body corporate representatives

•	A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the meeting.

•
A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual shareholder of the Company.

•
To evidence the authorisation, either a certificate of corporate body representative executed by the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.

•	The certificate or equivalent document must be produced prior to the meeting.

Undirected proxies

The chairperson of the meeting will vote undirected proxies in favour of all resolutions on the agenda for the meeting.  The Company recommends that Shareholders who submit proxies should consider giving 'how to vote' directions to their proxyholder on each resolution.

If you complete a proxy form that authorises the chairperson of the meeting to vote on your behalf as proxyholder, and you do not mark any of the boxes so as to give him directions about how your vote should be cast, then your proxy will automatically become a directed proxy in favour of the resolution to adopt the Remuneration Report for the year ended 30 June 2011, and the chairperson of the meeting will vote accordingly.  If you wish to appoint the chairperson of the meeting as your proxyholder but you do not want to put him in the position to cast your votes in favour of the Remuneration Report for the year ended 30 June 2011, you should complete the appropriate box on the proxy form, directing him to vote against or abstain from voting on the resolution.

Definitions

Words that are defined in the Glossary have the same meaning when used in this Notice of 2011 Annual General Meeting unless the context requires, or the definitions in the Glossary provide, otherwise.

Recent Amendments

Amendments to the Corporations Act have been made recently and apply to proxy voting on or after 1 August 2011 (whether or not the proxy was appointed before, on or after that date).  Shareholders and their proxies should be aware of these changes to the Corporations Act as they will apply to this meeting.  Broadly, the changes mean that:

•	if proxy holders vote, they must cast all directed proxies as directed (this requirement has been strengthened); and

•	any directed proxies which are not voted will automatically default to the chairperson of the meeting, who must vote the proxies as directed.

More detail on these changes is provided below.

Proxy vote if appointment specifies way to vote

The new section 250BB provides that an appointment of a proxy may specify the way the proxy is to vote on a particular resolution and, if it does:

•	the proxy need not vote on a show of hands, but if the proxy does so, the proxy must vote that way;

•	if the proxy has two or more appointments that specify different ways to vote on the resolution – the proxy must not vote on a show of hands;

•	if the proxy is the chairperson of the meeting at which the resolution is voted on – the proxy must vote on a poll, and must vote that way (i.e. as directed); and

•	if the proxy is not the chairperson of the meeting – the proxy need not vote on the poll, but if the proxy does so, the proxy must vote that way (i.e. as directed).

Transfer of non-chair proxy to chair in certain circumstances

The new section 250BC provides that, if

•	an appointment of a proxy specifies the way the proxy is to vote on a particular resolution at a meeting of the company's members; and

•	the appointed proxy is not the chairperson of the meeting; and

•	at the meeting, a poll is duly demanded on the resolution; and

•	either of the following applies:

a)	the proxy is not recorded as attending the meeting; or

b)	the proxy does not vote on the resolution,

the chairperson of the meeting is taken, before voting on the resolution closes, to have been appointed as the proxy for the purposes of voting on the resolution at that meeting.

Questions and Comments by Shareholders at the meeting

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders - as a whole - to ask questions about or to make comments on the Company's management or its Remuneration Report for the year ended 30 June 2011 at the meeting.  Similarly, a reasonable opportunity will be given to Shareholders - as a whole - to ask the Company's auditor, PricewaterHouse Coopers, questions about:

•	the conduct of the audit;
•	the preparation and content of the Auditor’s Report;
•	the accounting policies adopted by the Company in relation to the preparation of its financial statements; and
•	the independence of the auditor in relation to the conduct of the audit.

Shareholders may also provide written questions to the auditor concerning the content of the Auditor's Report or the conduct of the audit of the Company's financial report for the financial year ended 30 June 2011 in advance of the meeting.  Written questions must be submitted to the Company no later than 5.00pm on Friday 25 November 2011, and should be addressed as follows:

The Company Secretary
Prana Biotechnology Limited
Suite 2, 1233 High Street
Armadale VIC  3143

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

EXPLANATORY NOTES TO NOTICE OF 2011 ANNUAL GENERAL MEETING

These Explanatory Notes accompany and form part of the Prana Biotechnology Limited Notice of 2011 Annual General Meeting to be held at Giorgios Restaurant, 1235 High Street, Armadale, Victoria on Tuesday, 29 November 2011 at 10.30am.

The Notice of 2011 Annual General Meeting should be read together with these Explanatory Notes.

BUSINESS

2011 Annual Financial Report

The 2011 Annual Report, which includes the Financial Report, Directors’ Report and Auditor’s Report for the financial year ended 30 June 2011, is available on the Company’s website at www.pranabio.com (under Investor Centre / Financial Reports / Annual Reports).  A copy has been forwarded to all Shareholders who elected to receive it.

The chairman of the meeting, being the Executive Chairman of the Company will address the meeting.  Shareholders will be given a reasonable opportunity as a whole to ask questions about or make comments on the management of the Company.  The Company’s auditor, PricewaterhouseCoopers will also attend the meeting and will be available to receive questions relevant to the conduct of the audit, the preparation and content of the Auditor’s Report, the accounting policies adopted by the Company in relation to the preparation of the financial statements and the independence of the auditor in relation to the conduct of the audit.

This item of business does not require Shareholders to vote on a resolution or adopt the received reports.

ORDINARY BUSINESS

Resolution 1: Re-election of Non-Executive Director – Mr Peter Marks

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company’s Constitution.  The Managing Director is not subject to rotation.  No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election.  A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Appointed to the Board	—	29 July 2005
Last Elected by shareholders	—	28 November 2008
Qualifications	—	BEc LLB Grad. Dip. Comm. Law MBA
Experience	—
From November 2006 to October 2011, Mr Marks also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercialising a range of devices in the respiratory and medicine space.  From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Securities Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.

In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a Director of Peregrine Corporate Ltd, an Australian based investment bank and Watermark Global Plc, an AIM listed company commercialising the treatment & recycling of acid mine drainage water from South African mines.

Committees	—	Member of the Audit, Risk and Compliance Committee

Resolution 2: Non-binding resolution to adopt the 2011 Remuneration Report

Pursuant to the Corporations Act at the annual general meeting of a listed company, the company must propose a resolution that the remuneration report be adopted.

The purpose of Resolution 2 is to lay before the Shareholders, the Company’s Remuneration Report for the year ended 30 June 2011 (Remuneration Report) so that Shareholders may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act and vote on a non-binding resolution to adopt the Remuneration Report.

The Board will consider the outcome of the vote made by shareholders on the Remuneration Report at the meeting when reviewing the Company’s remuneration policies.

The Remuneration Report is contained within the 2011 Annual Report.

You may access the Annual Report by visiting the Company’s website www.pranabio.com, or you may order a hard copy of the Annual Report by phoning +61 (0)3 9824 8166.

The vote on the resolution for adoption of the Remuneration Report is advisory only and does not bind the Directors or the Company.  However, under recent changes to the Corporations Act, if at least 25% of the votes cast on the resolution at the 2011 Annual General Meeting are against adoption of the Remuneration Report, then:

•
if comments are made on the Remuneration Report at the Annual General Meeting, the Company's remuneration report for the financial year ending 30 June 2012 will be required to include an explanation of the Board's proposed action in response or, if no action is proposed, the Board's reasons for this; and

•
if, at the Company's 2012 annual general meeting, at least 25% of the votes cast on the resolution for adoption of the remuneration report for the relevant financial year are against its adoption, the Company will be required to put to shareholders a resolution proposing that a general meeting (Spill Meeting) be called to consider the election of Directors (Spill Resolution).  The Spill Meeting must be held within 90 days of the date of the 2012 annual general meeting.  For any Spill Resolution to be passed, more than 50% of the votes cast on the resolution must be in favour of it.  If a Spill Resolution is passed, all of the Directors (other than any managing director) will cease to hold office immediately before the end of the Spill Meeting unless re-elected at that meeting.

The Company encourages all shareholders to cast their votes on Resolution 2.

The chairperson of the meeting will vote all undirected proxies in favour of this resolution. If you wish to vote “against” or “abstain” you should mark the relevant box in the attached proxy form.

GLOSSARY

2011 Annual Report means the Annual Financial Report of the Company for the year ended 30 June 2011.

ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it.

ASX Listing Rules means the official listing rules of ASX.

Board means the Board of directors of the Company.

Closely Related Party means, in relation to a member of a KMP, any of the following:

•	a spouse, child or dependent of the member;

•	a child or dependant of the member's spouse;

•	anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;

•	a company the member controls; or

•	a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).

Company means Prana Biotechnology Limited ABN 37 080 699 065.

Corporations Act means Corporations Act 2001 (Cth).

Directors mean the directors of the Company and Director means any of them.

Explanatory Notes means these explanatory notes that accompany, and are incorporated as part of, the Notice of Meeting.

Glossary means this glossary.

KMP means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of key management personnel include its directors and certain senior executives.

Meeting means the annual general meeting of the Shareholders convened by the Notice of Meeting.

Notice of Meeting means this Notice of the 2011 Annual General Meeting.

Resolution means a resolution set out in the Notice of Meeting.

Share means a fully paid ordinary share in the Company.

Shareholder means a holder of at least one Share.

SAMPLE CUSTOMER SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS SAMPLE ADDRESS	All correspondence to: Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 PO Box 8046 Armadale Victoria 3143 Australia Ph: +61 3 9824 8166 Fx: +61 3 9824 8161

Appointment of Proxy

I/We being member/s of Prana Biotechnology Ltd and entitled to vote hereby appoint

the Chairman of the Meeting (mark with an “X”)	OR	Write here the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Prana Biotechnology Ltd to be held at Giorgios, 1235 High Street, Armadale, Victoria, 3143, Australia, at 10.30am on Tuesday 29th of November, 2011 and at any adjournment of that meeting.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution, please place a mark in the box.

By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the resolutions/s and that votes cast by the Chairman of the Meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

If you do not mark this box, and you have not directed your proxy how to vote, the Chairman will not cast your votes on the resolution and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

* Note:  If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each item of business.  The Chairman of the meeting, Directors and other Key Management Personnel of the Company and their closely related parties (see the Notice of meeting and overleaf) will not cast any votes in respect of Resolution 2 (Remuneration Report) that arise from any undirected proxy that they hold.

Voting directions to your proxy – please mark x to indicate your directions
		For	Against	Abstain*
Resolution 1:	Re-Election of Mr. Peter Marks to Serve as a Director
Resolution 2:	Non-Binding Adoption of Remuneration Report
The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.
* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Contact Telephone Number

Contact Name	Contact Daytime Telephone	Date

PLEASE SIGN HERE - This section must be signed in accordance with the instructions below to enable your directions to be implemented.

Individual or Security holder 1	Security holder 2	Security holder 3

Sole Director and Sole Company Secretary	Director	Director/Company Secretary

How to complete this Proxy Form

1	Your Name and Address

This is your name and address as it appears on the company’s share register.  If this information is incorrect, please contact the Company’s share registry to arrange for changes to be made.

2	Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box.  If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person.  If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy.  A proxy need not be a security holder of the Company.

3	Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes.  If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses.  If you mark more than one box on an item your vote on that item will be invalid.

4	Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll.  If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form.

5	Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.

Joint Holding:	where the holding is more than one name, all the security holders should sign.

Power of Attorney:
to sign under a Power of Attorney, you must have already lodged this document with the registry.  If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.

Companies:
where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone.  Otherwise this form must be signed by a Director jointly with either another Director or Company Secretary.  Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission.  A form of the certificate may be obtained from the Company’s share registry.

Lodgement of a Proxy
This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below not later than 5.00pm Friday, 25th of November, 2011.  Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged by posting, delivery or facsimile to:
Prana Biotechnology Ltd’s Registered Office: Suite 2 1233 High Street Armadale Victoria 3143 Ph: +61 3 9824 8166	PO Box 8046 Armadale Victoria 3143 Australia Fx: +61 3 9824 8161

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 28, 2011